FORM 15
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Certification and Notice of Termination of Registration under Section 12(g) of the
Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13
and 15(d) of the Securities Exchange Act of 1934
Commission File Number: 001-32290
GMH Communities Trust
(Exact name of registrant as specified in its charter)
10 Campus Boulevard
Newtown Square, Pennsylvania 19073
(610) 355-8000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Shares
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑*	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☑*
     Approximate number of holders of record as of the certification or notice date:    1

*	GMH Communities Trust was merged with American Campus Acquisition LLC, a subsidiary of American Campus Communities, Inc., effective June 11, 2008.

     Pursuant to the requirements of the Securities Exchange Act of 1934, GMH Communities Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: June 12, 2008		GMH COMMUNITIES TRUST

	By:	American Campus Communities, Inc.

	By:	/s/ Jonathan A. Graf

Jonathan A. Graf
Executive Vice President, Chief Financial Officer and Treasurer